EXHIBIT 99.1
H.J. GRUY AND ASSOCIATES, INC.
333 Clay Street, Suite 3850, Houston, Texas 77002 • TEL. (713) 739-1000 • FAX (713) 739-6112
August 31, 2011

Range Resources Corporation
100 Throckmorton, Suite 1200
Fort Worth, Texas 76102

	Re:	Powell Ranch Area,
Mid-Continent Business Unit,
Loving East Area,
Year-End 2010
Reserves Audit Letter (R)
Ladies and Gentlemen:
At your request, we have independently audited the estimates of oil, condensate, natural gas liquids, and natural gas proved reserves and future net cash flows effective December 31, 2010, that Range Resources Corporation (Range) attributes to net interests owned by Range. At the direction of Range, we audited 3.2 percent of the total company proved reserves. The audited reserves are located in the Continental United States.
This report, completed on January 31, 2011, has been prepared for Range, and is provided for inclusion in relevant U.S. Securities and Exchange Commission registration statements or other Securities and Exchange Commission filings.
Based on our reserves audit, we consider the Range estimates of net proved reserves and net cash flows to be reasonable in the aggregate. We find that the aggregate difference between the Range proved reserves estimates and those estimates that would result if we performed a completely independent evaluation effective December 31, 2010, is approximately 6.7 percent, with the Range estimates being greater.
The term reserves audit as used herein conforms to the guidelines as stated in Regulation S-K, Item 1202(a)(9). Our work included examination of the evidence supporting the reserves discussed herein, and we find the quality and quantity of available data to be sufficient for reserve estimating. For each property included in the 3.2 percent coverage, we examined the Range estimating methods to the level of detail that we deem appropriate to form the opinions presented herein. In the process of our audit, we used all methods and procedures we deemed necessary under the circumstances to prepare our report.
Reserve estimates are based on extrapolation of established performance trends, material balance calculations, volumetric calculations, analogy with the performance of comparable wells, or a combination of these methods. Reserve estimates from volumetric calculations or from analogies may be less certain than reserve estimates based on well performance obtained over a period during which a substantial portion of the reserve was produced. In our judgment, Range used appropriate engineering, geologic, and evaluation principles that are consistent with practices routinely applied in the petroleum industry.
We find that the audited proved reserves are estimated by Range in compliance with the definitions contained in Securities and Exchange Commission Regulation S-X, Rule 4-10(a).

In our judgment, there are no instances where current local, state, or federal regulations will materially impact the ability of Range to recover the estimated proved reserves.
The primary economic assumptions in the Range reserves estimating process include the application of product prices, operating costs, and future capital expenditures that are not escalated and therefore remain constant for the projected life of each property. Product benchmark prices are based on an average of 2010 first-day-of-the-month prices in accordance with Regulation S-X guidelines. A price differential is applied to the oil, condensate, natural gas and natural gas liquids base prices to adjust for transportation, geographic property location, and quality or energy content. As a reference, the 12-month average benchmark prices for oil and natural gas are $79.81 per barrel and $4.38 per million British thermal units, respectively. The average adjusted prices, for oil, natural gas, and natural gas liquids, used to determine reserves are $76.79 per barrel, $4.09 per thousand standard cubic feet and $35.53 per barrel, respectively, over the projected assets life.
In conducting this audit, we relied on data supplied by Range. The extent and character of ownership, oil and natural gas sales prices, operating costs, future capital expenditures, historical production, accounting, geological, and engineering data were accepted as represented, and we have assumed the authenticity of all documents submitted. No independent well tests, property inspections, or audits of operating statements were conducted by our staff in conjunction with this work. We did not verify or determine the extent, character, status, or liability, if any, of production imbalances, hedging activities, or any current or possible future detrimental environmental site conditions. The above-described audit does not constitute a complete independent reserves study of the oil and gas properties of Range.
In order to audit the reserves and future cash flows estimated by Range, we have relied on geological, engineering, and economic data furnished by our client. Although we instructed our client to provide all pertinent data, and we made a reasonable effort to analyze it carefully with methods accepted by the petroleum industry, there is no guarantee that the volumes of hydrocarbons or the cash flows projected will be realized.
Hydrocarbon reserves estimates contain inherent uncertainties. Estimation of reserves is based on the application of a variety of technologies and the subjective interpretation of collected data; therefore, the reserves discussed herein are considered estimates only and should not be construed as exact quantities. Future economic or operating conditions may affect recovery of estimated reserves and cash flows, and reserves of all categories may be subject to revision as more performance data become available or as alternative estimating methods become applicable.
H.J. Gruy and Associates, Inc. is a privately owned, independent consultancy, and compensation for our efforts is not contingent upon the outcome of our work. H.J. Gruy and Associates, Inc. and its employees have no direct financial interest in Range Resources Corporation or the properties audited nor do we contemplate any future direct financial interest. Any distribution or publication of this work or any part thereof must include this letter in its entirety.

Yours very truly, H.J. GRUY AND ASSOCIATES, INC. Texas Registration Number F-000637
[Seal]	by:	/s/ Sylvia Castilleja
Sylvia Castilleja, P.E.
Senior Vice President

SC/pb

CERTIFICATE OF QUALIFICATION
I, Sylvia Castilleja, of 333 Clay Street, Suite 3850, Houston, Texas 77002, hereby certify:
1.	I am a Senior Vice President with H.J. Gruy and Associates, Inc, and was the engineer primarily responsible for the reserve audit conducted by H.J. Gruy and Associates, Inc. and preparation of the report for Range Resources Corporation effective December 31, 2010 and dated August 31, 2011, contained herein.
2.	I earned a Bachelor of Science degree in Petroleum Engineering from the University of Texas at Austin in 1984 and I am a Registered Professional Engineer in the State of Texas, P.E. License Number 88809. I am also a member of the Society of Petroleum Engineers and have 22 years of experience in the evaluation of oil and gas reserves.

H.J. GRUY AND ASSOCIATES, INC. Texas Registration Number F-000637
by:	/s/ Sylvia Castilleja
Sylvia Castilleja, P.E.
Senior Vice President